Filed by Chevron Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                   Subject Company:  Texaco Inc.

                                                   Commission File No. 333-54240

                                                          Date: February 9, 2001

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

     Chevron has filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the proposed merger transaction. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive joint proxy statement/prospectus will be sent to the stockholders of Chevron and Texaco seeking their approval of the proposed transaction. In addition, you may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. Also, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105, Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

     Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's

     2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

                                      * * *

[Transcript of comments of John Watson, Vice President, Finance and Chief Financial Officer of Chevron and Peter Robertson, Corporate Vice President of Chevron, excerpted from Chevron's 4th Quarter Security Analysts Meeting held on February 5, 2001, and made available through www.chevron.com]
--------------------------------------------------------------------------------

     WATSON: I'd like to talk about a few of the highlights from the year 2000. This is a list of things that I have a chart or two on each that I'll cover. The exception is the worldwide upstream area. That topic will be covered by Peter Robertson in fair detail, so I won't comment significantly on that subject, but I will touch upon each of the others that you see here.

     First, the Chevron/Texaco merger update. As you may know, Pat Lynch from Texaco and I are responsible for the merger integration effort that is, frankly, going quite well. I was on a teleconference this morning with all the merger integration team leaders, and the work is going quite well. It's progressing in the pace that we expected. Folks are getting along quite well. We talked about the common history and experience we have working together and that's proven to be a big asset in all the discussions that we have had up to now.

     As far the regulatory approval process, I wish I could be more specific than I'm able to be. I can tell you that we did receive our second request from the FTC. Our approach to the FTC has been one of being cooperative with them, talking with them. You may recall that our initial filing, we resubmitted so that they would more chance to review the initial filing. Otherwise, the second request would have come without them having had adequate time to review our initial submission. That tactic proved to be a good one, I think, for us as upon reviewing the information we submitted initially, they were able to limit the scope of the second request somewhat. It also established a good dialogue with them and has enabled us to further reduce the scope in areas where the FTC is determined that there are not competitive issues. As far as when will be get approval from the Federal Trade Commission, it's difficult to speculate as commenting before we went on the air here to a couple of people, that it's really a 01 situation. Either you have approval or you don't, and it's inappropriate for me to speculate on when that approval will come. I'll just say we're working closely with them on the approval process.

     The integration activities are going well. For those of you who didn't hear Dave O'Reilly when he talked about the transaction on October 16th, we have indicated that we expect to generate $1.2 billion in synergies within six to nine months. I've seen nothing in what we've done so far to suggest that we won't achieve that goal. We've talked about other benefits to the merger in the release that we had around October 16th. I'll refer you to those documents at this time. I'll just say that the integration work is going well. We expect to see ongoing and continuing benefits that'll more than justify the transaction and the premium that we paid to Texaco shareholders.

     Organizational structure. Those of you that look at our SEC filings will note that while we didn't issue a press release on the subject, we did make some internal announcements that are available to you, if you choose to follow them, on the organizational structure as well as other topics. Every couple of weeks Pat Lynch and I put out a note to our employees to update them on the status of the merger. For some of you it's not material information, but to employees it is. We do file them with the SEC, so you can see them. The most recent release that we put out talked about the basic organizational structure for the business, and what you'll see in there is that the upstream business will be organized basically the way that Chevron is organized today. There are a few changes, but for the most part, we'll have two operating companies, North American business that'll be based in Houston, and international upstream business that will be based in San Ramon with business units, decentralized business units, reporting in to the heads of those operating companies. That's very similar to what Chevron has today. The downstream business will be a little bit different. you may have noticed in our S-4 filing we talked about the anti-trust work that we did before the merger where we indicated that we expected the FTC to have issues around Equilon and Motiva which are the interests that Texaco holds in the United States. And that the interest that they have, we expected them to be divested or required to be divested or required to be divested by the FTC.

     So that's the premise we went into the merger with. Using that as a premise, the business will be organized into four regional refining and marketing businesses, one in the U.S. that will fly the Chevron flag and then two that will fly existing Texaco business flags, and then the area that was formerly Caltex. And we'll use those brands because there's really no overlap in those businesses.

     So in the retail business, you'll see four regional refining and marketing companies. But something that we're going to be doing that'll be very different will be forming global businesses in four or five different areas because that's the best way to serve customers. If you look at the trading business -- I'll give you an example. We had three trading offices in Singapore, Caltex, Chevron, and Texaco. It doesn't make much sense to have three trading offices. We'll have a global trading business. We'll have a global lubricants business. Many customers of lubricants want to buy worldwide, so we'll have a global lubricants business better able to serve them. We'll have a global aviation business similar to the airlines. Many of them like to purchase globally. We'll have a global shipping business, etc. So there are selected businesses that we'll operate on a global basis. They'll be co-located in many cases with the regional refining and marketing companies to keep overhead down, but we'll have a focus on the customer in those global businesses.

     So five global businesses, four regional refining and marketing companies, and we expect significant benefits from that. We haven't talked about specific synergy numbers in the downstream business. We've talked about $200 million outside of upstream in the operative businesses that included downstream when we made our merger announcement, but I'm comfortable that we're going to see real benefits to our downstream business that accrue to the business over many years. It's quite exciting to be able to form an international downstream business rather than have the somewhat vulcanized business that the three companies have today.

     As far as management nominations go, within seven days from now, I think I'm fair in saying, we'll have an announcement out on the management in the new company. No doubt many of you saw the announcement that Texaco made yesterday that Peter Bijur had elected retirement yesterday. That's an issue that if you have additional questions on, I'll refer you to Texaco. It's certainly an issue between Peter and his Board. I'll just say that it was business as usual with the integration teams this morning. I talked with Pat Lynch. I know Glenn Tilton quite well. Many of you know Glenn as well. I have been on the Caltex board with Glenn, and I anticipate that we'll be able to move forward without skipping a beat.

     Next steps are to continue the integration planning, get FTC approval, and close the transaction. Timetable for doing that, we said initially around October that it was going to take six to twelve months to close this transaction and we haven't really changed from that range.

                                      * * *

     QUESTION: It's Arjun Murti with Goldman Sachs. John, just regarding Peter Bijur's surprise resignation, from the perspective of Chevron and your confidence in smoothly integrating the company and quickly realizing the cost savings and executing the merger, doesn't it raise some concern on your part that this abrupt resignation will either slow the integration process or cause cost savings to not be realized quite as quickly?

     WATSON: It causes me not one minute of concern. I spent time on the weekend on the phone with Glenn Tilton who I know very well, with Pat Lynch who I know very well from the Caltex board. We've been working closely with the merger integration teams. The format for the merger integration has been something like this: Pat Lynch and I have been designated the merger executives responsible for the merger integration effort. We have formed teams. It's been a very interesting process. What we've done is rather than have every executive involved in the merger integration process, we've asked most of the senior management of the company to focus on running the business. And what we've done is we've drawn some very talented people that I would call middle-management to staff up the merger integration teams. Now they have consulted with the merger executives, but they have not had to get a sign off on every single decision. That's enabled us to be very quick in developing our merger integration plans, and we've affirmed those plans through periodic meetings through what we call our decision review board with Pat Lynch, myself, Peter Bijur, and Dave. Our last meeting was last Thursday and Friday. It went very well. All the plans that we had were endorsed. A few things were tweaked in terms of direction or an area of emphasis based on input from Dave and Peter. My expectation is that process would continue just as it has. Glenn Tilton will sit in for Peter. He's been very familiar with what's been going on, and I really don't expect us to skip a beat.

     QUESTION: And just as a follow up to that, it's publicly known that Shell and Texaco are in negotiations over Equilon and Motiva. Would you also say that Peter's abrupt resignation does not impact those negotiations in any way?

     WATSON: The executives that are overseeing those discussions are Glenn Tilton and Paul Skinner. Mark.

     QUESTION: Mark Gilman, ING Baring. John, this is a U.S. upstream question. If you'd prefer to defer to Peter, that's fine. You want to take it, please do. There's been some indications recently that you're more aggressively looking for partners on your deepwater program. And I'm wondering whether you could, first of all, affirm that that's true. But secondarily, is this the early stages of strategic shift with respect to the deep water, or am I potentially making too much of something that might not even be true?

     WATSON: Mark, certainly Chevron and Texaco both have extensive deepwater interests, and I would expect as a result of the merger that we're going to high grade our activity. So it's too early to predict exactly what changes will take place, so whether we'll look for partners in the way of farm outs or something of that sort remains to be seen. I think it would be natural to expect in an area where both companies have extensive holdings that we would rationalize that to some degree. If you look at the results so far in the deepwater for us, I can't say that we've achieved everything we want to in the deepwater. I think Pierre talked about some write offs that we had for wells. But I'll point out that this is an exploration play and you're drilling these wells. You need to drill enough to get a reasonable statistical representation of the geology that's there. So I don't think you're seeing a change in direction, but I do think you'll see changes as a result of the merger that would be natural in an area of considerable overlap so that we can do more effective rig planning, etc., to drill the best prospects that the two companies have together. Peter, you have anything you want to add? Peter doesn't run this business anymore, but he's not unfamiliar with it.

     ROBERTSON: No, no. I would just add one thing, Mark, just to build on what John said about Texaco. A lot of our leases in the deep water Gulf of Mexico are 50/50 with Texaco, and so if we, after the merger, end up with 100 percent, we're just not going to want to drill 100 percent exploratory wells. So there will, without question, have to be some looking for partners in some of those areas.

                                      * * *

     QUESTION: Paul Ting of Salomon Smith Barney. Two unrelated questions. First of all, on the Texaco merger, obviously you've had quite a few discussions with FTC. I'm wondering whether there are any areas of concern that had been raised outside of the domestic refining and marketing areas. Second question is more topical nature. With the announcement of Phillips and Tosco this morning, do you see any threats to you on your West Coast refining availability of A and S crude? Possibility of vertical integration between Phillips and Tosco, how does that create opportunities or risks for you?

     WATSON: Okay. With respect to the FTC, I mentioned earlier that the FTC has taken certain areas off the table, so to speak, based on either initial submissions or a lack of concern about overlap. I don't intend to go into those specific areas that they still have an interest in. I will say that they have taken a number of areas off the table. There's more than just downstream that they're looking at today because we do have power and other interests, but I don't want to be specific about a particular geography or a particular area at this time.

     QUESTION: [inaudible].

     WATSON: No. We expected the FTC to look at everything. The FTC has an obligation to do that. I said last quarter and I've said at the time of the merger they will vigorously protect the interest of consumers, and they are going to look at every area of the business. Frankly, it's a pleasant surprise when something is taken off the table because they're going to look at everything. With respect to your question about A and S crude and its availability, we have other sorts of crude that we could obtain. Tosco -- I'm not an expert on Tosco, but I believe they run a significant amount of A and S today, and they'll be certainly a significant competitor with A and S crude and significant refining capacity on the West Coast, but I don't know of any particular competitive disadvantage that we would see as a result of it. It's still early, Paul, but I can't think of a particular disadvantage that we would see based on our ability to run different sorts of crude.

     QUESTION: Hi. Jim Hoffman, P. Schoenfeld Asset Management. Given the announcement this morning on the Phillips transaction, what is the impact, if any, on your chemical venture? And secondly, you stated that pooling obviously restricts your ability to repurchase shares. Given the recent FASB changes, would you consider changing the pooling accounting to purchase accounting in the merger?

     WATSON: With respect to pooling accounting, I don't expect to -- pooling accounting is a condition of the merger. We're operating under the existing FASB conditions and expect the transaction to be poolable, and we don't intend to change that. With the new rules on the abolition of pooling accounting, I don't believe we're going to have a material impact on the oil and gas industry the way they're structured. In general, what they allow you to do is to assign more value to goodwill and not amortize that. We don't have much goodwill in upstream transactions in our industry, so it's really not an issue. I'm sorry; your first question?

                                      * * *

     QUESTION: Marlise Randle from AG Edwards. And just a follow up question from Argent. Regarding the -- how you're moving in with the merger and Peter retiring, are you going to be replacing him with a Texaco personnel or like, for example, Glenn or do you know at this time?

     WATSON: Glenn will certainly replace Peter on the decision review board that I talked about earlier and in aiding the merger integration process. As far as appointments go for the new company, the only people that have been appointed initially were, of course, Dave O'Reilly, Dick Matzke and Peter Bijur. With Peter's resignation, there are only two individuals that have assigned positions now and that's Dave and Dick. We'll come out with more appointments within the next week or so, and I think we'll be able to answer that question more clearly at that time.


                                      # # #